March 18, 2021

Deanna Virginio

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	agilon health, inc. (f/k/a Agilon Health Topco, Inc.)

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 10, 2021

CIK No. 0001831097

Dear Ms. Virginio:

This letter sets forth the responses of agilon health, inc. (f/k/a Agilon Health Topco, Inc., the “Registrant”) to the comments contained in your letter, dated March 5, 2021, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on February 10, 2021 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 confidentially submitted by the Registrant on December 21, 2020 (the “Draft Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, a Registration Statement on Form S-1 (“Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

With reference to prior comments 5 and 7, please revise the first paragraph of the Overview to explain the term “global capitation” and clarify your business platform/model by briefly explaining the nature of your arrangements with payors and primary care physician groups. Absent this discussion, we note that it is not possible to understand the infrastructure and payment model that you are highlighting in this paragraph or to assess statements in this paragraph and in the ensuing graphics concerning how this model is revolutionary and transformative.

D. Virginio	2	March 18, 2021

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant has revised its disclosure within the first paragraph of the Overview to clarify the Registrant’s business platform/model and the nature of the Registrant’s arrangements with payors and primary care physician groups.

2.	We note your revised disclosure in response to prior comment 9. Please identify the 2019 article that was published in the Journal of the American Medical Association.

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant has revised its disclosure to identify the 2019 article that was published in the Journal of the American Medical Association.

3.

We note your response to prior comment 7 and the revised disclosure concerning your Physician Relationships on page 8. Please revise to clarify whether Payors make FFS base compensation rate payments to the RBE or whether some of those payments are made directly from the Payor to the physician groups.

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant has revised its disclosure concerning physician relationships on page 8 to clarify that in most arrangements payors make FFS base compensation rate payments directly to the physician groups, but that there are certain arrangements in which such payments are made to the RBE.

Our Equity Sponsor and Organizational Structure, page 15

4.

We note your response to prior comment 13 that CD&R does not have any duties, obligations or roles beyond that of a controlling shareholder. Accordingly, please revise to remove the reference to CD&R as your “equity sponsor.”

The Registrant acknowledges the Staff’s comment and has removed the reference to CD&R as the Registrant’s “equity sponsor.”

Summary Risk Factors, page 16

5.

Please revise to highlight the risk disclosure on page 35 which explains that if the cost of medical care provided to your members exceeds the corresponding capitation revenue you receive, then you may realize operating deficits, which are typically not capped, and could lead to substantial losses.

The Registrant acknowledges the Staff’s comment and has revised the Summary Risk Factors disclosure to highlight the risk disclosure explaining that if the cost of medical care provided to the Registrant’s members exceeds the corresponding capitation revenue the Registrant receives, then the Registrant may realize operating deficits, which are typically not capped, and could lead to substantial losses.

D. Virginio	3	March 18, 2021

Agilon Health Topco is a holding company with no operations of its own, page 56

6.

We note your revised disclosure in response to prior comment 15, including that risk-bearing capital required by payors varies by payor and geography and ranged from $50,000 to $12.0 million as of September 30, 2020. Please disclose the minimum amount of capital your subsidiaries were required to maintain, in the aggregate, as of the most recent practicable date.

The Registrant acknowledges the Staff’s comment and has revised the disclosure in the Risk Factors on page 57 to include the minimum amount of capital the Registrant’s subsidiaries were required to maintain, in the aggregate, as of December 31, 2020.

Use of Proceeds, page 69

7.

We note your response to prior comment 16. Please revise to disclose the approximate amount that you plan to use for the purpose of adding new physician partnerships. To the extent that you do not have a current specific plan for a significant portion of the remaining proceeds, please include a statement to this effect, discuss the principal reasons for the offering and add risk factor disclosure.

The Registrant acknowledges the Staff’s comment and has revised the disclosure in Use of Proceeds to indicate that the Registrant does not currently have a specific plan for a significant portion of the remaining net proceeds and to discuss the principal reasons for the offering. In addition, the Registrant has included a risk factor on page 58 to address that the Registrant does not currently have a specific plan for a significant portion of the remaining net proceeds.

Impact of COVID-19 Pandemic on Our Business, page 124

8.

We note your response to prior comment 20. With a view to revised disclosure, please tell us whether you are able to quantify how much lower your members’ costs were relative to the your expectations for the period, and whether this information would provide insight into the potential impact that COVID had on your business and expenses.

The Registrant acknowledges the Staff’s comment and advises the Staff that it is able to quantify how much lower its members’ costs were relative to expectations for the period. However, the Registrant also advises the Staff that it believes disclosure of such information would not provide insight into the potential impact that COVID-19 had on its business and expenses given the impact that other

D. Virginio	4	March 18, 2021

factors, such as the Registrant’s medical cost efficiency programs, may have had on such costs. The Registrant has enhanced its disclosure within Impact of COVID-19 in Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Impact of COVID-19 Pandemic on Our Business in Business, to disclose that that average medical services expense per member declined by 3% relative to 2019 and that the reduction was impacted by the temporary deferral of non-essential care amid the COVID-19 pandemic and improved medical cost management, among other factors.

Payors, page 127

9.

We note your response to prior comment 22. Please revise your disclosure on page 127 or elsewhere as applicable to explain the reason why you have multiple contracts with certain payors such as Humana.

The Registrant acknowledges the Staff’s comment and has revised the disclosure in Business—Reimbursement Model and Organization—Physician and Payor Contractual Relationships—Payors to provide additional explanation as to why the Registrant has multiple contracts with certain payors such as Humana.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Peter J. Loughran at (212) 909-6375.

Best regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Lynn Dicker

Kristin Lochhead

Joe McCann

U.S. Securities and Exchange Commission

Theodore Halkias

Steven J. Sell

agilon health, inc.